FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C.  20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

29 March 2005

PREMIER FARNELL PLC

PREMIER FARNELL PLC
(Translation of registrant’s name in English)

Armley Road, Leeds, West Yorkshire
LS12 2QQ, England
(Address of principal executive offices)

          Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☒          Form 40-F    ☐

          Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    ☐          No    ☒

          If “Yes” is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-........

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PREMIER FARNELL PLC
(Registrant)

	By:	/s/ STEVEN JOHN WEBB

Date: 29 March 2005		Steven John Webb Group Company Secretary and General Counsel

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1.	Name of company

PREMIER FARNELL PLC

2.	Name of shareholder having a major interest

PRUDENTIAL PLC AND CERTAIN OF ITS SUBSIDIARY COMPANIES

3.

Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18

NOT DISCLOSED

4.	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

CHASE NOMS LTD	54,539
ESMEE FAIRBAIRN FOUNDATION	1,255,000
MAGIM HSBC NOM (UK) SALI	224,577
NORTRUST NOMINEE LTD A/C MHE01	3,630,000
NORTRUST NOMINEE LTD A/C MHF01	76,956
NORTRUST NOMINEE LTD A/C MHB01	1,219,866
NORTRUST NOMINEE LTD A/C MHD01	1,000,000
NORTRUST NOMINEE LTD	3,181,740
NORTRUST NOMINEE LTD A/C PUF01	379,915
NORTRUST NOMINEE LTD A/C PUI01	27,479
NORTRUST NOMINEE LTD A/C PUR01	1,274,710
PRUCLT HSBC NOM (UK) PAC AC	23,221,051
PRUCLT HSBC NOM (UK) PPL AC	2,135,255
PRUCLT HSBC NOM (UK) EQBF AC	114,292
PRUCLT HSBC NOM (UK) HYBF AC	295,000
PRUCLT HSBC NOM (UK) MNBF AC	206,380
PRUCLT HSBC NOM (UK) PENE AC	740,050
RBS EDINBURGH NOMS LD A/C SAGF	7,425
RBS EDINBURGH NOMS LD A/C SAGS	4,043

5.	Number of shares/amount of stock acquired

NOT DISCLOSED

6.	Percentage of issued class

NOT DISCLOSED

7.	Number of shares/amount of stock disposed

NOT DISCLOSED

8.	Percentage of issued class

NOT DISCLOSED

9.	Class of security

ORDINARY SHARES OF 5P EACH

10.	Date of transaction

NOT DISCLOSED

11.	Date company informed

24 MARCH 2005

12.	Total holding following this notification

39,048,278

13.	Total percentage holding of issued class following this notification

10.75%

14.	Any additional information

N/A

15.	Name of contact and telephone number for queries

STEVEN WEBB
COMPANY SECRETARY
PREMIER FARNELL PLC
150 ARMLEY ROAD
LEEDS
LS12 2QQ
TEL. 0113 387 5277

16.	Name and signature of authorised company official responsible for making this notification

STEVEN WEBB
COMPANY SECRETARY

Date of notification: 24 MARCH 2005